April 4, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention:  Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products

Re:          Culp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended May 1, 2016
Filed July 15, 2016
Form 8-K
Filed February 28, 2017
File No. 001-12597

Ladies and Gentlemen:

We received a letter from the Division of Corporate Finance dated March 7, 2017 concerning a review of the Company’s Form 10-K for the fiscal year ended May 1, 2016 and the Company’s Form 8-K filed February 28, 2017, including comments on those filings.  This letter is delivered in response to those comments, using the same numbering system included in the Staff’s letter.

Form 10-K for the Fiscal Year Ended May 1, 2016

ITEM 1A.  RISK FACTORS, page 16

1.            Comment:

We note that a significant portion of your annual net sales is derived from your upholstery fabrics segment and that you operate a manufacturing facility in Shanghai, China.  Please confirm that in future filings you will include a discussion of any material risks associated with business operations in China.  Please refer to Item 503 of Regulation S-K.

Response:

In future filings, we will include a discussion of any material risks associated with business operations in China, potentially including such matters as changes in governmental rules and regulations, such as financial regulations or trade policy, both in China and in the United States.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Segment Analysis

Mattress Fabrics Segment, page 28

Culp, Inc. ■ P.O. Box 2686 ■ 1823 Eastchester Drive ■ High Point, NC 27265 ■ 336-889-5161

2.             Comment:

It appears that the net increase in revenue in fiscal 2016 for this segment was the result of an increased volume of goods sold, partially offset by the inclusion of one less week in fiscal 2016 and a decline in pricing resulting from “increased customer pricing pressures.”  Please quantify the degree to which the change in net sales was caused by each of the changes in volumes and pricing at the consolidated and segment levels. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Response:

The 3.7% increase in net sales in the mattress fabrics segment was caused by a combination of factors.  Sales volume (number of units) increased on a per week basis, but the inclusion of one less week during the year offset this increase to the extent that the net change from increases in volume was immaterial.  Most of the increase in net sales was attributable to a change in product mix to higher priced products, including mattress covers, which was offset somewhat by customer pricing pressures that caused prices for some of those products to be lower than they otherwise would have been.

In upholstery fabrics and on a consolidated basis, there was not a material increase in net sales when comparing fiscal 2016 to fiscal 2015.

In future filings, we will include a discussion of the extent to which material increases in net sales are attributable to increases in prices or to increases in the volume or amount of goods being sold or to the introduction of new products.

Upholstery Fabrics Segment, page 30

3.             Comment:

It appears the enhancements you made to your product mix have resulted in increases in the upholstery fabrics segment’s gross profit and operating income.  Tell us what consideration you gave to providing more discussion about your enhanced product mix. In this regard, tell us and consider disclosing in further detail the change in product mix that occurred, or the enhancements that were made, and whether management expects this change in product mix to continue.  Please refer to Item 303(a)(3) of Regulation S-K.

Response:

The change in product mix was a result of the Company continuing to emphasize design and innovation in our products, and an emphasis on marketing to customers who demand those types of products, which tend to carry higher prices and profit margins.  While these initiatives continue to form an important part of our business strategy, it is difficult to predict the extent to which the trends noted in product mix will continue, as the results depend on the level of demand for various products from our customers, and also on our success in continuing to create innovative products that are well-received in the marketplace.  In addition, we continue to promote our lower priced products to customers who are more interested in that part of our product offerings.  In future filings, we will include disclosures about significant changes in product mix and expectations about known material trends in this area.

Culp, Inc. ■ P.O. Box 2686 ■ 1823 Eastchester Drive ■ High Point, NC 27265 ■ 336-889-5161

Item 2.02 Form 8-K Filed on February 28, 2017

4.            Comment:

We refer to your non-GAAP performance measure “Adjusted Net Income” which excludes non-cash income tax expense.  This presentation is inconsistent with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.  Please revise accordingly in future filings.

Response:

The Company acknowledges the Staff’s comment, and in light of discussions with the Staff and after review of the Staff’s updated guidance in Question 102.11 of Compliance and Disclosure Interpretations issued on May 17, 2016, in future filings we will no longer include adjusted net income, which incorporates a calculation of estimated cash income tax expense, in earnings releases.  The Company intends to continue disclosing our adjusted effective income tax rate, in the same manner as contained in prior filings, and accompanied by comparable disclosures and reconciliations as contained in prior filings.  We believe that the continued disclosure of this measure is useful to investors and is consistent with the Staff’s guidance on non-GAAP financial measures.

Conclusion

We hope that we have adequately addressed all of the concerns and comments included in the Staff’s letter.  We appreciate your review of these responses.  If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above.  Thank you for your consideration.

Sincerely yours,

       /s/ Kenneth R. Bowling

Kenneth R. Bowling
Chief Financial Officer
Culp, Inc.

Cc:  Robert Babula, Staff Accountant

Culp, Inc. ■ P.O. Box 2686 ■ 1823 Eastchester Drive ■ High Point, NC 27265 ■ 336-889-5161